AMERICAN SIERRA GOLD CORP.
9555 SW Allen Blvd. #36
Beaverton, Oregon 97005
206-910-2687

DELIVERY VIA EDGAR

Assistant Director John Reynolds
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          American Sierra Gold Corp.
Registration Statement on Form S-4
Filed December 13, 2012
File No. 333-185441

Dear Mr. Reynolds:

American Sierra Gold Corp. (the “Company”) hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-185441) on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2012 (the “Registration Statement”) and amended on December 14, 2012, January 16, 2013 and June 3, 2013. Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the Company is withdrawing the Registration Statement, which has not been declared effective. Since the Registration Statement was not declared effective by the Commission, no shares of common stock as described in the Registration Statement were sold.

The Company also requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use. If you have any questions regarding the foregoing, please do not hesitate to contact Michele N. Rasmussen at (206) 448-3450 of The Apex Law Group, LLP. Thank you for your assistance in this matter.

Sincerely,

American Sierra Gold Corp.

/s/ Larry Regis
Name: Larry Regis
Title: President